Filed Pursuant to Rule 433 of the Securities Act of 1933

 Issuer Free Writing Prospectus dated July 13, 2015
Registration No.  333-203238

Up to 3,125,000 Units
Consisting of One Share of Common Stock and
One Warrant to Purchase One-half Share of Common Stock

This free writing prospectus relates to the initial public offering of common stock and warrants of Innovation Economy Corporation, which does business under the name “ieCrowd”. It should be read together with ieCrowd’s final prospectus dated July 10, 2015 relating to the offering, which has been filed by ieCrowd with the Securities and Exchange Commission (the SEC) and which may be accessed through the following web link:

http://www.sec.gov/Archives/edgar/data/1563004/000121390015005095/f424b3071015_innovation.htm

It should also be read together with any later-dated prospectus relating to the offering and the other documents filed by ieCrowd with the SEC. As stated in ieCrowd’s prospectus, investing in ieCrowd securities involves a high degree of risk. ieCrowd is at an early stage of its development and its securities may only be appropriate for long-term investment. ieCrowd’s independent registered public accounting ﬁrm has issued an audit opinion that includes a statement expressing substantial doubt as to ieCrowd’s ability to continue as a going concern. You should purchase ieCrowd securities only if you can afford to lose your entire investment.

Innovation Economy Corporation has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus and other documents Innovation Economy Corporation has filed with the SEC for more complete information about Innovation Economy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained from TriPoint Global Equities, LLC if you request it by calling, toll-free, 1-800-304-6994.

On July 10, 2015, The Press Enterprise printed an article about ieCrowd’s IPO. The article was also posted on their website and the online version was corrected on July 13, 2015 to change the reported closing date of the IPO from July 15 (in the below, “Wednesday”) to August 11. Below is the text of the corrected online version of the article, which is available at http://www.pe.com/articles/iecrowd-773082-albanna-development.html

TECH: Riverside's ieCrowd in the midst of initial public offering

Updates: ieCrowd has been granted an extension of its IPO to Aug. 11.

Riverside-based Innovation Economy Corp., which develops university-researched wellness items such as a mosquito-repellent patch that originated at UC Riverside, is in the final month of an initial public offering aimed at raising up to $20 million.

Other devices under development include a handheld airborne gas detector; a “smart” supplemental oxygen delivery system; and nerve-stimulation devices to address sleep disorders and head pain such as migraines.

The offering of 3.12 million units, at $6.40 each, was cleared by the Securities and Exchange Commission in a June 3 prospectus.

The IPO was due to run until Wednesday , but has received an extension and now will continue to Aug. 11, a spokesman for the company said Monday, July 13.

The planned listing after the IPO is complete will be on the Nasdaq exchange, with the proposed symbol MYIE.

The company was formed in 2010 and also uses the trademarked name ieCrowd. It aims to “bridge that gap between market partners and promising research,” CEO Amro Albanna said in a recent telephone interview.

“This is what we call the commercialization gap ... we see this over and over and over again,” Albanna said. “That is why we created ieCrowd. There are a lot of great research and discoveries, but as promising as they may be, that does not make them market-ready.

“A lot of large companies look at it, but it may be a bit too early for them to become involved,” he explained. ieCrowd does the further development “to the point where a larger company becomes interested to distribute it.”

Improving market conditions were only part of the reason for the IPO, Albanna said.

IPO ‘Planned from Day One’

“The timing is certainly good, but it was really planned from day one that we wanted to be publicly traded,” he said. “That will allow us to have stakeholders around the globe. ... People can become shareholders worldwide once we are listed on Nasdaq.”

The prospectus notes that the 28-employee ieCrowd “has not generated any significant revenues from ongoing operations and has incurred net losses since inception” which raises “substantial doubt about the Company’s ability to continue as a going concern.”

But Albanna said that status is typical for early-stage companies. “You will see similar language for other companies at the same stage,” he said.

“Most startups are not going concerns. That explains the bags under most entrepreneurs’ eyes,” write Fred Wilson and Jason Li in a recent MBA Mondays Illustrated blog.

“Startups are often operating at the edge, with the hope that customers or investors (or both) will come through and keep them operating,” they wrote.

As part of the “road show” for ieCrowd’s IPO, Albanna said he has made stops in Seoul, South Korea, as well as visits to Houston and Dallas, Las Vegas, Atlanta, and Orlando.

Last week, there was a stop at the UC Riverside campus.

ieCrowd, Albanna said, was started in Riverside in the midst of the Great Recession with the aim of bringing innovation businesses to the Inland area. “There is a regional flavor to what we are doing.”

(Page 2 of 2)

Published: July 10, 2015 Updated:July 13, 2015 12:05 p.m.

ieCrowd has five projects under its umbrella, including the Kite mosquito repellent square. Each project development takes place through dedicated subsidiaries.

Kite was created based on the work of UCR professor of entomology Anandasankar Ray.

He found a way to block mosquito receptors that can detect carbon dioxide up to 300 feet away. The gas compound, which is exhaled by mammals, is used by the insect to locate prey.

Turning off the mechanism can blind the mosquito’s CO2 sensors until it comes within about 3 feet of a person.

Kite can have applications in countries where malaria is a threat to the population, as well as areas where mosquitoes are regarded as a nuisance. In 2013, malaria caused an estimated 584,000 deaths – mostly among African children, according to the World Health Organization.

Before Ray’s research was licensed by ieCrowd, it received funding from the Bill & Melinda Gates Foundation and the National Institutes of Health, according to ieCrowd’s website.

Research and development for Kite is being done under ieCrowd’s Olfactor Laboratories Inc.subsidiary.

Albanna said that Kite “is still in product development, and still needs to go through the regulatory process.”

Other subsidiaries include:

● Nano Engineered Applications Inc.: The outfit is working on Nuuma, a “digital nose” airborne gas detector sensitive to parts per billion. It uses nanotechnology and has mobile device applications. It was originally developed by Nosang Myung, chair of the Department of Chemical and Environmental Engineering at UC Riverside.

● Smart Oxygen Solutions Inc.: Developing a portable oxygen delivery system that uses sensors and a computer algorithm to automatically adjust the amount of oxygen delivered, based on the user’s activity. The technology is intended for chronic obstructive pulmonary disease patients and others who need such devices. The original development was done at UC San Diego’s School of Engineering.

● Head Pain Innovations Inc.: Working on a “non-pharmaceutical and non-invasive technology” to treat migraines and other types of head pain. Initially developed at UCLA, the device stimulates nerves in order to mask pain perception.

● Sleep Disorder Innovations Inc.: Addresses patients with sleep apnea and congenital central hypoventilation syndrome by developing a nerve stimulation technique that can alter a sleeping person’s breathing rate to keep them properly oxygenated. The original concept was developed at UCLA.

“We are not making any projections or guarantees,” Albanna said. “But our plan is to reach a milestone in 2016” for all five products, he said.

Contact the writer: 951-368-9573 or rdeatley@pe.com